Erica Zong Evenson

+1.202.373.6182

erica.zong@morganlewis.com

VIA EDGAR

June 25, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pearl Diver Credit Company, LLC: Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-275147 and 811-23912)

Ladies and Gentlemen:

On behalf of our client, Pearl Diver Credit Company, LLC (the “Company”), we are filing Pre-Effective Amendment No. 3 to the Company’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 3 to the Company’s registration statement under the Investment Company Act of 1940, as amended, on Form N-2. The purpose of the filing is to include additional information in the Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact me at 202.373.6182.

Sincerely,

/s/ Erica Zong Evenson

Erica Zong Evenson

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001